Mail Stop 3561

December 4, 2007

Mr. John W. Whitney
President
6490 South McCarran Boulevard
Building C, Suite 23
Reno, Nevada 89509

        Re: Itronics Inc.
             Form 10-KSB for the year ended December 31, 2006
             Filed April 17, 2007
             File No. 033-18582

Dear Mr. Whitney:

We have reviewed your response letter dated November 19, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Statements of Stockholders' Equity (Deficit), page 46

1. We note from your response to our prior comments 2 and 3 that in 2005 a majority of the Noteholders agreed to convert the Notes at a reduced rate of $.10 per share. Please tell us how you considered the guidance in SFAS No.84 which requires that when convertible debt is converted to equity securities pursuant to an inducement offer, the debtor shall recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. Please advise or revise accordingly.

Statements of Cash Flows, page 47

2. We note from your response to our prior comment 5 that the warrants issued for debt issuance costs were recorded as deferred loan fees and as a derivative warrant liability which is revalued each reporting period. In future filings, please disclose the nature and terms of this transaction, and how you accounted for the warrants issued, in the notes to the financial statements.

Note 3. Long-Term Debt, page 59

3. We note from your response to our prior comment 9 that the fair value of the options underlying the convertible debt was $131 as of December 31, 2005. However, it is not clear if the fair value of the options is the same amount as the fair value of the conversion feature of the convertible debt. Please explain to us how you analyzed and valued the conversion feature of the 2000 Long-Term Promissory Notes as a derivative under SFAS 133 and EITF 00-19 as of December 31, 2005.

Note 4. Callable Secured Convertible Debt, page 60

4. We note your response to our prior comment number 11 but are still unclear as to how losses on derivative financial instruments reflected in your statements of operations for 2006 and 2005 of $541,474 and $1,450,011, respectively, were calculated or determined. Please provide us with and disclose in future filings a tabular analysis which reflects the fair values of each of your derivative financial instruments (i.e., 2005 notes, 2006 notes, warrants and options, etc) at each balance sheet date as well as the related derivative gains or losses recognized in your statements of operations for each category of notes, warrants and options for the period. This tabular analysis should also provide separate disclosure of any convertible notes issued, converted and repaid during the periods presented and should also show how the fair values of these debt instruments changed during the periods they were outstanding and impacted the derivative gains or losses

recognized in your statements of operations during the periods presented in your financial statements. A similar analysis should also be provided for the three and nine month periods ended September 30, 2007 and 2006. We may have further comment upon receipt of your response.

5. We note from your response to our prior comment 13 that you estimated the fair value of the embedded conversion option and prepayment option in a single pricing model with an embedded weighted average calculation. Please confirm that in future filings you will disclose the method and assumptions used to value this bundled embedded derivative.

Note 11. Related Party Transactions, page 67

6. We note from your response to our prior comment 18 that the disclosure in Note 11 relates only to executive officers and management employees of the Company and the share amounts in Note 8 include shares issued to non management employees. In light of the disclosure in Note 11 that "amounts represent the portion of the salaries earned but unpaid that the officers/employees/ stockholders have agreed to accept in the Company's common stock," we do not believe that Note 11 clearly distinguishes the difference between the unissued shares in Note 8 and the amounts disclosed in Note 11. Please revise future filings to clarify that amounts disclosed in Note 11 relate only to executive officers and management employees and amounts disclosed in Note 8 also include non management employees.

Form 10-Q for quarter ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements
Note 3. Convertible Debt

7. We note from the disclosure in Note 3 to the Company's interim financial statements and from the disclosure in MD&A that the Company recognized gains in connection with its convertible debt derivatives and its warrants and option derivatives during the three and nine months ended September 30, 2007 as compared to losses on these derivatives during the three and nine months ended September 30, 2006. Please tell us and revise the discussion in MD&A in future filings to explain in further detail the changes in facts or circumstances that resulted in derivative losses during the 2006 periods and derivative gains during the three and nine month periods ended September 30, 2007.

Note 12.

8. We note from your response to our prior comment number 19 that in connection with the demutualization and public offering of the Company's worker's compensation insurance providers, the Company was given the option to receive cash or stock in the new public company being created. We also, note that the Company elected to receive cash for one of the subsidiaries and stock for the other subsidiary and since the Company had no basis for its membership interests, all proceeds received were recorded as a gain. While we agree that a gain should be recognized to the extent of the cash proceeds received in connection with this transaction, we are unclear as to why the Company believes it is appropriate to recognize a gain for the fair value of the stock received for the subsidiary for which the Company elected to receive stock. Please explain in detail why you believe gain recognition in connection with this non-cash transaction is appropriate. As part of your response, please indicate how the number of shares of the publicly traded insurance company stock received in this transaction was determined by the issuer. We may have further comment upon receipt of your response.

Management's Discussion and Analysis

– Liquidity and Capital Resources

9. We note from your response to our prior comment 20 that you believe the discount is clearly related to your financing needs and is therefore appropriately recorded as a financing expense in general and administrative expenses. However, we believe that a cash discount given to customers should be recorded as a reduction to revenue in accordance with EITF 01-09. Because it appears that the early payment discount of $12,500 was material to gross profit for 2006, please revise your financial statements to appropriately present this discount as a reduction to revenue in any future filings.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief